FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Boyle David L.	2. Issuer Name and Ticker or Trading Symbol Ambac Financial Group, Inc. - "ABK"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice Chairman
(Last) (First) (Middle) Ambac Financial Group, Inc. One State Street Plaza	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 7, 2003
(Street) New York, NY 10004		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/07/03		F		3,972(1)	D	$50.75
Common Stock	02/07/03		M		6,500(2)	A	$31.02	21,566	D
Common Stock								2,912(3)	I	Savings Plan Trust(4)
Common Stock								500	I	By Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$31.02	02/07/03		M			6,500	(5)	01/24/07	Common Stock	6,500		83,500	D
Employee Stock Option (Right to Buy)	$50.75	02/07/03		A		3,972		02/07/04	01/24/07	Common Stock	3,972		3,972	D

Explanation of Responses:

(1) Shares were used to pay for the option exercise price of the shares acquired upon exercise of the employee stock options.
(2) Issuance of shares in excess of shares tendered to pay the exercise price of options was made in the form of restricted stock units (total of 2,528) which vest immediately and will be settled at the time of the Reporting Person's retirement.
(3) Represents number of shares beneficially owned as of January 31, 2003.
(4) Based on a plan statement as of January 31, 2003.
(5) Exercisable as follows: 45,000 shares after the share price of the Issuer's common stock is or exceeds $43.3333 for 20 consecutive trading days on the New York Stock Exchange (NYSE). The remaining 45,000 will be exercisable after the per share price of the Issuer's common stock is or exceeds $56.6667 for 20 consecutive trading days on the NYSE. All of the shares have become exercisable.

By: /s/ Anne G. Gill, Attorney-in-fact for David L. Boyle **Signature of Reporting Person	02/11/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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 POWER OF ATTORNEY

   I, DAVID L. BOYLE, do hereby nominate, constitute and appoint each of

Anne G. Gill, Gregg L. Bienstock and Patricia Lo Cascio, as my true and lawful agent and attorney-in-fact, with full power and authority to act hereunder, in his or her discretion,

in my name and on my behalf as fully as I could if I were present and acting in person, to make any and all required or voluntary filings under Section 16(a) of the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable rules and regulations thereunder, with the Securities and Exchange Commission, the New York Stock

Exchange, Ambac Financial Group, Inc., a Delaware corporation (the "Company"), and any other person or entity to which such filings may be required under Section 16(a) of the

Exchange Act as a result of my service as an officer of the Company or beneficial ownership (within the meaning of Section 16(a) of the Exchange Act) of more than ten percent of any class of equity securities of the Company.

   I hereby consent to, ratify and confirm all that each said attorney-in-fact shall do or cause to be done by virtue of this Power of Attorney.  I hereby acknowledge that each attorney-in-fact, in serving in such capacity at my request, is not assuming, nor is the

Company assuming, any of my responsibilities to comply with Section 16 of the Exchange

Act.

   This Power of Attorney shall remain in full force and effect from this date forward for so long as I am an officer or director of the Company and for such time thereafter as may be necessary to make any such filings or until revoked or modified by me.

I hereby revoke all prior powers of attorney relating to the foregoing acts.

   IN WITNESS WHEREOF, I have hereunto signed my name this 22nd day of October, 2002.

/s/ David L. Boyle
_____________________

DAVID L. BOYLE